Exhibit 99.3:

RNS Number : 6930W

Unilever PLC

02 August 2018

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Weed
2	Reason for the notification
a)	Position/status	Chief Marketing & Communications Officer (a member of the Unilever Leadership Executive ("ULE"))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78

b)	Nature of the transaction

Acquisition of 5,702 Unilever PLC Ordinary shares of 3 1/9p each ("Shares") (for nil consideration) following the distribution of Shares to satisfy vested entitlements pursuant to the Unilever Global Share Incentive Plan 2007.

As announced on 31 July 2012, Unilever PLC restructured the reward packages of a small group of long standing UK employees. As part of this restructuring, Unilever PLC agreed with Keith Weed (PDMR) to replace his contractual entitlement to pension benefits with a right to receive Shares under the Unilever Global Share Incentive Plan 2007 (the "Award"), as detailed within that announcement on 31 July 2012. The Shares acquired by Mr Weed (10,759) represent the satisfaction of 20% of his Award (after tax withholding 5,057 Shares), inclusive of dividend equivalents (2,087Shares) earned in the form of additional Shares.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)Volume(s)0.00p5,702
e)	Aggregated information - Volume - Total	5,702 £0.00
f)	Date of the transaction	2018-07-30
g)	Place of the transaction	Outside a trading venue

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